# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORIC Pharmaceuticals, Inc., CIK 0001796280
CUSIP: 68622P109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001600420

## Reporting persons
- The Column Group II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,540,777; sole dispositive power 0; shared dispositive power 3,540,777; aggregate amount beneficially owned 3,540,777 (3.6% of the class)
  Comment: All such shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP LP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 97,122,987 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on August 12, 2025 (the "Form 10-Q").
- The Column Group II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,540,777; sole dispositive power 0; shared dispositive power 3,540,777; aggregate amount beneficially owned 3,540,777 (3.6% of the class)
  Comment: All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 97,122,987 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q.
- David V Goeddel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 86,716; shared voting power 3,540,777; sole dispositive power 86,716; shared dispositive power 3,540,777; aggregate amount beneficially owned 3,627,493 (3.7% of the class)
  Comment: 3,540,777 of such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 97,122,987 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q.
- Peter Svennilson: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); sole voting power 103,341; shared voting power 3,540,777; sole dispositive power 103,341; shared dispositive power 3,540,777; aggregate amount beneficially owned 3,644,118 (3.7% of the class)
  Comment: 3,540,777 of such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 97,122,987 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: ORIC Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13G initially filed with the Commission on February 16, 2021, as amended by Amendment No. 1 filed with the Commission on February 11, 2022 (collectively, the "Original Schedule 13G") and Amendment No. 2 filed with the Commission on November 14, 2024 and is being filed by The Column Group II, LP ("TCG II LP"), The Column Group II GP, LP ("TCG II GP LP" and together with TCG II LP, the "Reporting Entities") and Peter Svennilson ("Svennilson") and David Goeddel ("Goeddel" and together with Svennilson, the "Managing Individuals"). The Reporting Entities and the Managing Individuals collectively are referred to as the "Reporting Persons". The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13G . Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o The Column Group, 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.
Citizenship: Each of TCG II LP and TCG II GP LP is a limited partnership organized under the laws of the State of Delaware. Goeddel is a citizen of the United States of America and Svennilson is a citizen of Sweden.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- The Column Group II, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (11/14/2025)
- The Column Group II GP, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (11/14/2025)
- David V Goeddel: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (11/14/2025)
- Peter Svennilson: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (11/14/2025)